February 1, 2022

Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Larry Spirgel, Office Chief

Priscilla Dao, Staff Attorney

Division of Corporation Finance Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Blockchain, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed January 24, 2022 File No. 333-258818

Dear Messrs. Kempf, Littlepage and Spirgel and Ms. Dao:

In response to your letter dated January 28, 2022, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), please see below our responses to your comments and revisions in connection therewith to be included in Amendment No. 6 to our Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 31, 2022 (“S-1 Amendment No. 6”). We have included your comments in italics for reference.

Amendment No. 5 to Registration Statement on Form S-1

Reverse Stock Split, page 36

1.	It appears the reverse stock split is contingent upon your listing on the Nasdaq Global Select Market and has not been given retroactive effect in the document. Please clarify how this reverse split is being handled throughout the filing. Provide in the MD&A, and as appropriate throughout the forepart of the filing, pro forma presentations giving effect to the contingent reverse split and its impact on the number of outstanding common shares and loss per share.

RESPONSE: S-1 Amendment No. 6 has been revised to include the requested disclosure.

Capitalization, page 38

2.	Give effect to the reverse stock split in the pro forma capitalization information and the disclosure regarding the number of shares of common stock to be outstanding following the effectiveness of the registration statement.

RESPONSE: The Capitalization section on page 38 of S-1 Amendment No. 6 has been revised to include the requested disclosure.

Securities and Exchange Commission
Applied Blockchain, Inc.
February 1, 2022

Management’s Discussion and Analysis Components of Results of Operations, Page 40

3.	We note that you began to sell Bitcoin mining equipment in December 2021. We also note that your revenues and margins have improved substantially during the quarter ended December 31, 2021.

In this regard, please discuss such material changes in revenues and margins as required by Item 303(c)(2) of Regulation S-K. Separately, address and quantify revenues and margins from equipment sales and from revenues and margins derived from mining operations. Describe any known trends or uncertainties, such as these that have had, or that are reasonably likely to have, a material impact on net sales or revenues or income from continuing operations, as required by Item 303(b)(2)(ii) of Regulation S-K. As required by Instruction 2 to Item 303(c) of Regulation S-K, identify any significant elements of your income or loss from continuing operations which do not arise from, or are not necessarily representative of, your ongoing business.

RESPONSE: We have inserted the following disclosure on pages 40 and 42 of our S-1 Amendment No. 6.

“Our revenues from cryptomining are subject to volatility. If the price of Ether declines, we could incur future losses and these losses could be significant as we incur costs and expenses associated with our investments, hosting our Nvidia GPU miners at Coinmint and legal and administrative related expenses. We closely monitor our cash balances, cash needs and expense levels. Our mining operations are costly and required substantial investment prior to generation of any revenue. Any expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance. We no longer intend to grow our mining operations. From time to time, we may decide to sell equipment we have already purchased, but it is not our business model to sell equipment.”

“In the quarter ended August 31, 2021, we placed into operation our Nvidia GPU miners, which are hosted at Coinmint. The quarter ended November 30, 2021, was our first full quarter of cryptocurrency mining revenues. Cryptocurrency mining revenues, net totaled $1.4 million for the quarter ending November 30, 2021 compared with $0 for the prior year period. Revenues were derived from the mining of 368 ethereum coins. Revenues for the six months ended November 30, 2021 totaled $2 million compared to $0 for the comparable prior year period. Revenues were derived from the mining of 586 ethereum coins.

Cost of our cryptocurrency mining revenues for the quarter ending November 30, 2021 consist of depreciation related to our GPU miners as well as hosting fees paid to Coinmint.

We generated $933 thousand and $1.3 million of gross profit for the three and six months ended November 30, 2021, driven by our mining operations. No revenues for the three and six months ended November 30, 2021 are related to equipment sales. We no longer intend to grow our mining operations. From time to time, we may decide to sell equipment we have already purchased, but it is not our business model to sell equipment.”

Securities and Exchange Commission
Applied Blockchain, Inc.
February 1, 2022

4.	We note from Item 15 that on January 18, 2022 you issued 18.95 million restricted stock units (RSUs) to non-employee directors, senior officers, and others. Please revise your discussion of results of operations, in accordance with Item 303(b)(2)(ii) of Regulation S-K, to disclose and to quantify the unfavorable impact of the issuance of these RSUs on future income from continuing operations.

RESPONSE: We did not issue 18.95 million RSUs to non-employee directors, senior officers and others. We issued an aggregate of 8,200,000 shares of restricted common stock to non-employee directors and senior officers, all of which are issued and outstanding and included in the share calculations as issued and outstanding. We have also granted an aggregate of 10,750,000 restricted stock units to certain consultants. Accordingly, we have provided the following disclosure with respect to the 10,750,000 restricted stock units beginning on page 41 of S-1 Amendment No. 6.

“We granted an aggregate of 10,750,000 restricted stock units (“RSUs”) (or 1,791,666 after giving effect to the Reverse Stock Split) to certain of our consultants with different vesting schedules based on occurrence of certain events which we cannot predict. Assuming that all such RSUs vest 50% on April 1, 2022 and one quarter of the remainder vest on each of July 1, 2022, October 1, 2022, January 1, 2023 and April 1, 2023, the following table details the vesting shares and implied expenses in each relevant fiscal quarter.

	Before the Reverse Stock Split		After Giving Effect to the Reverse Stock Split
Fiscal Quarter End	RSUs Vested	Implied Expense	RSUs Vested	Implied Expense
May 31, 2022	5,375,500	$10,212,500	895,833	$10,212,500
August 31, 2022	1,343,750	$2,553,125	223,958	$2,553,125
November 30, 2022	1,343,750	$2,553,125	223,958	$2,553,125
February 28, 2023	1,343,750	$2,553,125	223,958	$2,553,125
May 31, 2023	1,343,750	$2,553,125	223,958	$2,553,125

APPLIED BLOCKCHAIN, INC and Subsidiaries

Unaudited Consolidated Financial Statements, page 102

5.	Please clarify in the caption here and throughout the interim financial statements, as appropriate, that you are also presenting the financial statements for the six months ended November 30, 2021.

RESPONSE: The requested changes have been made in S-1 Amendment No. 6

Consolidated Balance Sheets (Unaudited), page F-16

6.	Here and elsewhere as appropriate, please revise the line item descriptions Total Shareholders' Equity and Total Mezzanine and Shareholders' Equity to reflect deficit positions in shareholders' equity at each balance sheet date.

RESPONSE: The requested changes have been made in S-1 Amendment No. 6.

Securities and Exchange Commission
Applied Blockchain, Inc.
February 1, 2022

Note 6. Cryptoassets, page F-26

7.	Disclose the nature of the consideration received for the "Cryptoassets sold or converted" and advise us.

RESPONSE: The following disclosure has been added to page F-26 of S-1 Amendment No. 6:

“We recognize revenue at the spot price of the cryptoasset when mined. We then track any gain or loss from the time the cryptoasset was mined to the time when it was ultimately sold or converted. The sale or conversion generally results in a realized gain or loss at the time of sale or conversion. The sale or conversion of cryptoassets results in the receipt of cash consideration.”

If you require any further information or have additional questions, please contact me at (214) 402-5399 or Carol Sherman at (212) 808-5038.

Sincerely,

/s/ David Rench
David Rench, Chief Financial Officer

cc:	Carol Sherman